Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

May 30, 2012

Via Edgar

1933 Act Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Registration Statement on Form S-3 Filed December 23, 2010 File No. 333-171380

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, the registrant named below hereby requests that the effective date of the Registration Statement on Form S-3, File No. 333-171380, be accelerated to, and that the Registration Statement be declared effective at, 2:00 p.m. (Washington D.C. time) on May 31, 2012, or as soon as practical thereafter.  In this connection, the registrant confirms that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as such obligations relate to the proposed offering of securities.

In addition, the registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HEMAGEN DIAGNOSTICS, INC.

By:	/s/ Catherine M. Davidson
Catherine M. Davidson
Chief Financial Officer

cc:           Mr. Mark Reuter (Keating Muething & Klekamp PLL)